FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

July 6, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 6, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer receives additional high grade gold resultsd from Taricori Gold Zone within the Cordillera del Condor project in northwest Peru.

Item 5.	Full Description of Material Change

The Issuer reports that  it has received assay results from Minera Afrodita’s latest drill program on the Taricori Gold Zone within the Cordillera del Condor project in northwest Peru. The Issuer has a right to acquire 100% of Minera Afrodita.

Results from four drill holes (TAR 014-017) have been returned from the lab and indicate continuation of the significant gold mineralization encountered at Taricori earlier this year.

Hole TAR-016 intersected 6.33 metres grading 22.67 g/t (0.66 oz/t) gold and 65.7 g/t (1.9 oz/t) silver (with 1.58 metres of dilution at a 0.25 g/t Au cut-off); and hole TAR-015 returned 10.24 metres of 4.63 g/t (0.13 oz/t) gold.  Minera Afrodita has drilled 25 holes to date and continues to aggressively test the Taricori precious metal system.  Additional mineralized intercepts are in the assay laboratory and results will be released in due course upon receipt.

Table 1:  Taricori Drill Hole Assay Results* (holes TAR 014-017)

Drill Hole		From (m)	To (m)	Thickness (m)	Au (g/t)	Ag (g/t)	Zn (%)
TAR-014	intersection	13.10	16.15	3.05m	4.37 g/t	17.55 g/t	0.68%
	and	19.71	24.19	4.48m	1.02 g/t	13.50 g/t	0.26%
	and	34.68	37.21	2.53m	2.60 g/t	22.34 g/t	0.84%
TAR-015	intersection	12.86	23.10	10.24m	4.63 g/t	12.93 g/t	0.45%
	and and and	28.62 32.50 77.12	30.65 36.47 78.85	2.03m 1.97m 1.73m	1.14 g/t 1.13 g/t 1.47 g/t	16.85 g/t 11.40 g/t 33.18 g/t	0.53% 0.55% 2.24%
	and and	123.15 151.1	125.0 153.0	1.85m 1.90m	1.81 g/t 2.01 g/t	20.73 g/t 14.58 g/t	2.04% 0.55%
TAR-016	intersection	19.5	28.27	8.77m	1.19 g/t	23.27 g/t	0.67%
	and	33	37.84	4.84m	0.72 g/t	20.53 g/t	0.43%
	and	47.50	49.17	1.67m	0.90 g/t	9.52 g/t	0.47%
	and	92.67	99.00	6.33m	22.67 g/t	65.71 g/t	1.28%
TAR-017	intersection including	12.86 21.0	28.15 28.15	15.29m 7.15m	2.51 g/t 4.70 g/t	22.37 g/t 20.75 g/t	0.74% 0.63%
	intersection	38.58	39.85	1.27m	3.28 g/t	24.80 g/t	1.32%
	and	48.0	51.49	3.49m	1.19 g/t	15.20 g/t	0.95%

*using a cut-off of 0.25 g/t gold and allowing up to 4m of dilution

The initial focus of the Phase II drilling at Taricori is on further defining and extending the mineralized zones towards the east and at depth. The current program is testing the continuity of the mineralizing structures, to determine the approximate dimensions of the mineralized system.

Outside of Taricori, the 2010 work program will focus on drill testing the Lucero bulk tonnage gold-copper target, contingent on receipt of drill permits – Lucero is interpreted to be an intrusion-related gold-mineralized system.  Mapping and drill target definition on the approximately 29km2 Cobrecon copper-gold porphyry target is in progress.  Additional airborne geophysics is planned as part of a larger program to screen the approximately 800-square-kilometres of prospective terrain that as yet remains completely unexplored.

Cordillera Del Condor Background

The Cordillera Del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical small-scale but high-grade, gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

July 6, 2010